Exhibit 99.116

Fire & Flower Expands Free Same-Day Delivery Across Its Ontario Network

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, Jan. 18, 2021 /CNW/ - With the extension of lockdown orders in Ontario, Fire & Flower Holdings Corp. (“FFHC”) (TSX: FAF) is pleased to announce that it has mobilized its network of stores to expand its free, best-in-class, same-day delivery across Ontario with a delivery radius from North Bay south to Toronto and from London east to Ottawa.

Recent acquistions and openings in the province, including the Friendly Stranger, Happy Dayz, and HotBox retail brands, have bolstered Fire & Flower’s Ontario footprint, enabling the Company to expand its reach as it provides legal cannabis to its customers through e-commerce, curbside and delivery services during the pandemic

“We have rallied our teams throughout Fire & Flower’s network of stores so that we can continue to provide the same high-level of service to our customers who are coping with this extended lockdown,” said Trevor Fencott, Chief Executive Officer, Fire & Flower. “We know the demand is there and will continue to diversify our resources to serve our clients safely.”

Customers can visit https://spark.fireandflower.com/delivery/ to easily order their cannabis products online before 6 pm for free, same-day delivery. Curbside pick up is also available at all Fire & Flower, Friendly Stranger, Happy Dayz, and HotBox locations across the province.

Fire & Flower has a distinct competitive advantage as online ordering, curbside pickup and delivery become available through its ability to communicate with members in the Spark Perks program on the Hifyre™ digital platform. The Spark Perks program provides a robust channel to communicate with consumers, understand their needs and preferences and drive consumer traffic digitally.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and Spark PerksTM program connect cannabis consumers with the latest cannabis products, and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp., through wholly owned subsidiaries,owns and operates cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory under the Fire & Flower, Friendly Stranger, Happy Dayz and HotBox brands.

Through its strategic investment with Alimentation Couche-Tard Inc. the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and thirty-nine weeks ended October 31, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 18-JAN-21